FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of May 2011.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]
Corrections to “Summary of Consolidated Financial Results for the three months ended June 30, 2010 [under Japanese GAAP]”, “Summary of Consolidated Financial Results for the six months ended September 30, 2010 [under Japanese GAAP]” and “Summary of Consolidated Financial Results for the nine months ended December 31, 2010 [under Japanese GAAP]”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: May 20, 2011
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

May 19, 2011

Corporate Name:	NKSJ Holdings, Inc.
Name of the Representative:	Masatoshi Sato
President and Co-CEO
(Securities Code: 8630 TSE, OSE)

Corrections to “Summary of Consolidated Financial Results for the three months ended June 30, 2010 [under Japanese GAAP]”, “Summary of Consolidated Financial Results for the six months ended September 30, 2010 [under Japanese GAAP]” and “Summary of Consolidated Financial Results for the nine months ended December 31, 2010 [under Japanese GAAP]”

We hereby announced the following corrections to “Summary of Consolidated Financial Results for the three months ended June 30, 2010 [under Japanese GAAP]” released on August 13, 2010, “Summary of Consolidated Financial Results for the six months ended September 30, 2010 [under Japanese GAAP]” released on November 19, 2010 and “Summary of Consolidated Financial Results for the nine months ended December 31, 2010 [under Japanese GAAP]” released on February 14, 2011.

1. Summary of Consolidated Financial Results for the three months ended June 30, 2010 [under Japanese GAAP]

Correction on page 21 of Supplementary Information

(Reference) Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Solvency Margin Ratio

(Please refer to Appendix 1.)

2. Summary of Consolidated Financial Results for the six months ended September 30, 2010 [under Japanese GAAP]

Correction on page 31 of Supplementary Information

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Solvency Margin Ratio

(Please refer to Appendix 2.)

3. Summary of Consolidated Financial Results for the nine months ended December 31, 2010 [under Japanese GAAP]

Correction on page 21 of Supplementary Information

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Solvency Margin Ratio

(Please refer to Appendix 3.)

Note)

Corrected figures are underlined on Appendix 1, 2 and 3. There is no correction other than figures in the table.

- End -

Appendix 1

Corrections to Summary of Consolidated Financial Results for the three months ended June 30, 2010 [under Japanese GAAP]

(Before correction)

(Millions of yen)

		As of June 30, 2010	As of March 31, 2010
(A)	Total Solvency Margin	14,493	15,333
	Capital and funds, etc.	11,055	11,658
	Reserve for price fluctuation	1	14
	Contingency reserve	8	8
	Catastrophic loss reserve	3,213	3,291
	General allowance for possible loan losses	0	0
	Unrealized gains on securities (before tax effect deductions)	212	359
	Net unrealized gains and losses on real estate	—	—
	Excess amount of reserve for maturity refunds	—	—
	Subordinated debt, etc.	—	—
	Deductions	—	—
	Others	2	2
(B)	Total Risks	1,663	1,653
	Underwriting risk (R1)	838	838
	Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
	Guaranteed interest rate risk (R3)	6	6
	Investment risk (R4)	488	530
	Business management risk (R5)	58	59
	Major catastrophe risk (R6)	631	598
(C)	Solvency Margin Ratio [ (A) / {(B) × 1/2 } ] × 100	1,742.2%	1,854.7%

(After correction)

(Millions of yen)

		As of June 30, 2010	As of March 31, 2010
(A)	Total Solvency Margin	15,596	16,208
	Capital and funds, etc.	12,158	12,532
	Reserve for price fluctuation	1	14
	Contingency reserve	8	8
	Catastrophic loss reserve	3,213	3,291
	General allowance for possible loan losses	0	0
	Unrealized gains on securities (before tax effect deductions)	212	359
	Net unrealized gains and losses on real estate	—	—
	Excess amount of reserve for maturity refunds	—	—
	Subordinated debt, etc.	—	—
	Deductions	—	—
	Others	2	2
(B)	Total Risks	1,675	1,666
	Underwriting risk (R1)	838	838
	Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
	Guaranteed interest rate risk (R3)	6	6
	Investment risk (R4)	509	553
	Business management risk (R5)	59	59
	Major catastrophe risk (R6)	631	598
(C)	Solvency Margin Ratio [ (A) / {(B) × 1/2 } ] × 100	1,862.1%	1,945.3%

Appendix 2

Corrections to Summary of Consolidated Financial Results for the six months ended September 30, 2010 [under Japanese GAAP]

(Before correction)

(Millions of yen)

		As of September 30, 2010	As of March 31, 2010
(A)	Total Solvency Margin	13,609	15,333
	Capital and funds, etc.	10,231	11,658
	Reserve for price fluctuation	4	14
	Contingency reserve	8	8
	Catastrophic loss reserve	3,037	3,291
	General allowance for possible loan losses	0	0
	Unrealized gains on securities (before tax effect deductions)	325	359
	Net unrealized gains and losses on real estate	—	—
	Excess amount of reserve for maturity refunds	—	—
	Subordinated debt, etc.	—	—
	Deductions	—	—
	Others	2	2
(B)	Total Risks	1,661	1,653
	Underwriting risk (R1)	841	838
	Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
	Guaranteed interest rate risk (R3)	6	6
	Investment risk (R4)	516	530
	Business management risk (R5)	59	59
	Major catastrophe risk (R6)	611	598
(C)	Solvency Margin Ratio [ (A) / {(B) × 1/2 } ] × 100	1,638.3%	1,854.7%

(After correction)

(Millions of yen)

		As of September 30, 2010	As of March 31, 2010
(A)	Total Solvency Margin	15,052	16,208
	Capital and funds, etc.	11,674	12,532
	Reserve for price fluctuation	4	14
	Contingency reserve	8	8
	Catastrophic loss reserve	3,037	3,291
	General allowance for possible loan losses	0	0
	Unrealized gains on securities (before tax effect deductions)	325	359
	Net unrealized gains and losses on real estate	—	—
	Excess amount of reserve for maturity refunds	—	—
	Subordinated debt, etc.	—	—
	Deductions	—	—
	Others	2	2
(B)	Total Risks	1,674	1,666
	Underwriting risk (R1)	841	838
	Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
	Guaranteed interest rate risk (R3)	6	6
	Investment risk (R4)	539	553
	Business management risk (R5)	59	59
	Major catastrophe risk (R6)	611	598
(C)	Solvency Margin Ratio [ (A) / {(B) × 1/2 } ] × 100	1,798.2%	1,945.3%

Appendix 3

Corrections to Summary of Consolidated Financial Results for the nine months ended December 31, 2010 [under Japanese GAAP]

(Before correction)

(Millions of yen)

		As of December 31, 2010	As of March 31, 2010
(A)	Total Solvency Margin	13,034	15,333
	Capital and funds, etc.	9,493	11,658
	Reserve for price fluctuation	6	14
	Contingency reserve	8	8
	Catastrophic loss reserve	3,152	3,291
	General allowance for possible loan losses	0	0
	Unrealized gains on securities (before tax effect deductions)	371	359
	Net unrealized gains and losses on real estate	—	—
	Excess amount of reserve for maturity refunds	—	—
	Subordinated debt, etc.	—	—
	Deductions	—	—
	Others	2	2
(B)	Total Risks	1,657	1,653
	Underwriting risk (R1)	839	838
	Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
	Guaranteed interest rate risk (R3)	6	6
	Investment risk (R4)	510	530
	Business management risk (R5)	59	59
	Major catastrophe risk (R6)	612	598
(C)	Solvency Margin Ratio [ (A) / {(B) × 1/2 } ] × 100	1,572.6%	1,854.7%

(After correction)

(Millions of yen)

		As of December 31, 2010	As of March 31, 2010
(A)	Total Solvency Margin	14,751	16,208
	Capital and funds, etc.	11,210	12,532
	Reserve for price fluctuation	6	14
	Contingency reserve	8	8
	Catastrophic loss reserve	3,152	3,291
	General allowance for possible loan losses	0	0
	Unrealized gains on securities (before tax effect deductions)	371	359
	Net unrealized gains and losses on real estate	—	—
	Excess amount of reserve for maturity refunds	—	—
	Subordinated debt, etc.	—	—
	Deductions	—	—
	Others	2	2
(B)	Total Risks	1,672	1,666
	Underwriting risk (R1)	839	838
	Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
	Guaranteed interest rate risk (R3)	6	6
	Investment risk (R4)	536	553
	Business management risk (R5)	59	59
	Major catastrophe risk (R6)	612	598
(C)	Solvency Margin Ratio [ (A) / {(B) × 1/2 } ] × 100	1,764.0%	1,945.3%